Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE August 15, 2014
CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR SECOND QUARTER 2014 •Optimization Studies Progressing •$15.8 Million Financing Completed to Advance Prairie Creek Development and Newfoundland Exploration

Vancouver, British Columbia, August 15, 2014 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (“the Company” or “Canadian Zinc”) announces its financial results for the three and six month periods ended June 30, 2014.

Financial Results June 30, 2014

For the three and six month periods ended June 30, 2014, the Company reported a net loss and comprehensive loss of $3,071,000 and $5,098,000 compared to a net income and comprehensive income of $2,792,000 for the three month period ended June 30, 2013 and a net loss and comprehensive loss of $1,881,000 for the six month period ended June 30, 2013.

For the three and six month periods ended June 30, 2014, the Company expensed $1,455,000 and $2,694,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $660,000 and $2,105,000 for the same periods ended June 30, 2013. The overall increase in expenditures at the Prairie Creek Mine site was due to the increased mine planning and feasibility studies costs of $2,064,000 in the first two quarters of 2014 compared to $1,076,000 for the comparative period in 2013.

At June 30, 2014, the Company had a positive working capital balance of $6,210,000 including cash and cash equivalents of $4,235,000, short term investments of $2,020,000 and marketable securities of $526,000 (for a total of $6,781,000). Subsequent to the end of the quarter the Company completed a bought deal public offering of units and flow-through shares and raised gross proceeds of $15,751,000.

Prairie Creek Optimization

Canadian Zinc is currently completing various optimization studies to further build on and refine its Preliminary Feasibility Study (“PFS”). The objective is to enhance overall mine economics by augmenting what has already been completed during and after the PFS and by exploring more efficient financial ways to reduce initial capital costs.

In January 2014, the Company engaged Tetra Tech WEI Inc. (“TT”) to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work, and capital items for the Prairie Creek Mine. Specifically these technical services will develop tender packages for further advancement of engineering designs, detailing and assessing what equipment can be utilized and better determining upgrade requirements. In preparation for putting the Prairie Creek Mine into production items being addressed include mine rehabilitation and development; mill completion; power generation and distribution; heat recovery systems; dense media separation plant; paste fill plant; water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance.

A site visit was completed by TT personnel in January 2014 to further enable TT to detail the tender packages. A site visit for general contractors was completed in May 2014 and a site visit for mining contractors was held in June 2014. Canadian Zinc and TT have now issued a number of mine site equipment packages for competitive tender to qualified bidders, giving full recognition to opportunities for participation by local First Nations and adjacent communities. Bid Tender documents relating to various equipment packages needed to develop the mine have been distributed. Competitive tenders have been received for a number of equipment packages and are currently being evaluated in order to confirm the detailed plans and designs and actual costs for placing the mine into production.

A mining contract for the initial 2014/2015 underground exploration and development program has been tendered and the Company is expecting detailed bids to be returned later in August.  A general contract is also being compiled and, once all equipment packages are determined, the general contract will be tendered for bid. Awarding of some contracts will begin later in August 2014.

Opening of the winter road into the mine site is planned to be completed in February 2015. The Company plans to transport key materials and supplies over the winter road in early 2015 to begin preliminary construction and rehabilitation of the mill and other site facilities in preparation for production, subject to obtaining the senior financing. A winter road contract to rehabilitate, construct and re-open the winter road was recently tendered and bid evaluation is now underway. A transportation services contract document is also being drafted for tender by TT which will help determine transport costs.

The contract tendering and procurement process, managed by TT, is an important phase of the Prairie Creek Project that will refine and augment the design work completed previously and will generate definitive estimates of the capital cost and schedules, and in turn reduce contingency factors, required to place the Prairie Creek Mine into operation.

Metallurgical studies are also being carried out to optimize the mill flow-sheet with the objective of reducing smelter penalty charges for deleterious elements such as mercury. These studies are on-going and include laboratory testing combined with evaluation of projected economics to better determine the optimum concentrate specifications. These metallurgical studies will be integrated in tandem with the Company’s concentrate marketing studies.

Prairie Creek Permitting

In April 2014, the Company submitted applications to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all-season use. The applications, as expected were referred to environmental assessment by the Mackenzie Valley Environmental Impact Review Board (“MVRB”). In June 2014, the Company presented a Developer’s scoping document to local affected communities and organizations. On July 31, 2014 the MVRB issued draft Terms of Reference for comment by August 15 and it is expected these will be finalized in early September.  Once the Terms of Reference are final, CZN will compile and submit a Developers Assessment Report. The Company anticipates the environmental assessment and permitting process for this application will take approximately two more years to complete.

Prairie Creek Project Activity

The Prairie Creek Mine Site re-opened in May 2014 and the normal care and maintenance programs were initiated. These programs included repair and recommissioning of the water treatment plant, mechanical repair of key pieces of equipment, yard cleanup and general building and site maintenance.

Pre-development site work programs are planned for later in the year including removal of obsolete equipment and material in the powerhouse, upgrading accommodations, geotechnical studies of water storage pond and waste rock pile facilities and further road work.

A helicopter supported field program was completed along the road corridor joining the mine with the existing Highway #7, in July to further assess and gather detailed data in support of the permit application for an all season road.

Newfoundland Exploration

In June 2014, the Company completed consolidation of its Buchans Junction Core Storage Facility and rehabilitation on its Pat’s Pond Exploration Camp in the Tulks South area, to support an exploration program that commenced in July 2014.

The Company is undertaking geological field work and a planned 8,000 metre diamond drill program on its Tulks South property, focused on expanding the Boomerang-Domino deposit (4,000 metres), extending the Long Lake deposit (2,000 metres) and testing for mineralization in the Tulks East area (2,000 metres).

Drilling commenced at the Boomerang-Domino deposit on July 7, 2014. A total of 9 drillholes (3,030 metres) were completed by August 7, 2014. Six drillholes (1,750 metres) were aimed at expanding the Hurricane Prospect mineralization; a previously identified near surface lense of massive sulphides located approximately 300 metres along strike (northeast) and up-dip of the Boomerang-Domino deposit. Three drillholes (1,280 metres) targeted an untested area located between the Boomerang and Domino massive sulphide lenses. Analytical results for the drillholes are pending.

In order to continue evaluating the recently acquired Tulks South and Long Lake properties, the Company is compiling all available geological, geochemical and geophysical data for the property areas; reviewing historical drill core from key areas; and carrying out geological mapping, prospecting and lithogeochemical rock sampling at the priority target areas.

Bought Deal Financing

On July 31, 2014, the Company closed a bought deal public offering of units and flow-through shares through a syndicate of underwriters.

The Company issued 28,572,000 units at a price of $0.35 per unit for gross proceeds of $10,000,200, and 15,134,000 common shares, which qualify as “flow-through” shares ("FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,750,920, including 1,974,000 FT Shares issued upon the exercise by the underwriters of an over-allotment in respect of the FT Shares.

The net proceeds from the units will be used to advance the Prairie Creek Mine towards production by initiating an underground development program, opening the winter access road, completing the optimization studies already underway, posting reclamation security and undertaking engineering and preliminary procurement.

The net proceeds from the FT Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Tax Act, that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2015. The funds are intended to be used to undertake exploration programs on the Prairie Creek Property with the goal of increasing mineral reserves and resources and to further explore the company’s properties in central Newfoundland.

Outlook

Canadian Zinc’s focus for the balance of 2014 and 2015 will be to advance the Prairie Creek Project towards production.

The Company plans to initiate the underground exploration and development program, open the winter access road, complete the optimization studies already underway and continue engineering and preliminary procurement.

The Company is currently undertaking a number of optimization studies as part of which TT has been engaged to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine.

AMC Mining Consultants (Canada) Ltd. has been engaged to undertake an optimization study of the underground mine plan with a view to reducing the initial development, shorten the development schedule and optimize the underground mine operating costs. Geotechnical investigations to determine optimal mining methods were completed the first half of 2014.

Metallurgical concentrate studies, designed to optimize the mill flow-sheet with the objective of reducing smelter penalty charges, are also being carried out in 2014 and will be integrated with the Company’s concentrate marketing plan.

These optimization studies are ongoing and are scheduled to be completed later this year.

Canadian Zinc expects to award a contract for opening of the winter road into the mine site, scheduled for completion in February 2015. The Company plans to transport key materials and supplies over the winter road in early 2015 to begin preliminary construction and rehabilitation of the mill and other site facilities in preparation for production.

On the back of the recent successful financing Canadian Zinc will continue to evaluate strategies for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine.

A new diamond drill program on the Tulks South property in central Newfoundland is currently underway and scheduled to be completed later in 2014. The Company will also be undertaking an exploration drill program at the Long Lake Property in Newfoundland in tandem with the Tulks South drilling. Further compilation and geochemical sampling will also be carried out in order to better focus on specific additional drill targets throughout the large land package.

At June 30, 2014, the Company had working capital of $6.21 million and subsequent to the end of the quarter completed a financing of $15,751,000. Accordingly, the Company expects it will be able to meet its current commitments, continue its planned 2014 programs and planned 2015 corporate activities.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. Key projects include the South Tally Pond project (Lemarchant deposit), the Tulks South project (Boomerang-Domino deposit) and Long Lake project (Long Lake deposit). The Company’s strategy is to continue to build the zinc-copper-lead-silver-gold resources base with the aim of developing the deposits through a central milling facility.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	Vice President Exploration & Chief Operating Officer	Vice President Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	220 Bay Street, Suite 700 Toronto, ON M5J 2W4 Fax: (416) 368-5344
E-mail: invest@canadianzinc.com                                                                Website: www.canadianzinc.com

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of, or reviewed, parts of this press release that are of a scientific or technical nature.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.